

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047303

March 14, 2005



Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2005

Re: American International Group, Inc.
Incoming letter dated January 13, 2005

Dear Ms. Shannon:

This is in response to your letter dated January 13, 2005 concerning the shareholder proposal submitted to AIG by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 13, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentleman:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated December 3, 2004 (the "Proposal"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2005 annual meeting of shareholders by the United Brotherhood of Carpenters and Joiners of America Pension Fund (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials for the following reasons:

1. they exceed the Securities and Exchange Commission's ("Commission") 500-word limit;

2. the Company's shareholder records did not list the Proponent as a registered shareholder and the Proponent failed to submit an adequate written statement from the "record" holder verifying that the Proponent continuously held, from December 6, 2003 through December 6, 2004, $2,000 in market value, or 1% of the Company's common stock;

3. the Proposal improperly relates to the election of the Company's directors; and

4. the Proposal is vague and indefinite.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal states:

"RESOLVED: That the shareholders of American International Group ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

Grounds for Omission

1. The Proposal and Supporting Statement exceed the Commission's 500-word limit (Rule 14a-8(d))

The Proposal and Supporting Statement in the aggregate exceed the 500-word limit imposed by Rule 14a-8(d). By letter dated December 17, 2004 (a copy of which is enclosed as Annex B hereto), the Company informed the Proponent of this fact. The letter also informed the Proponent that it had fourteen days from receipt of the letter to reduce the length of the Proposal and Supporting Statement. The notice was sent via facsimile and via UPS on December 17, 2004.

Proponent failed to reduce the material to conform to this requirement within the fourteen day period provided by Rule 14a-8(f)(1) and no response has been received with respect to this deficiency as of the date of this letter. According to Rule 14a-8(f)(1), the Proponent was required to respond within fourteen days of receipt of our response, or by December 31, 2004.

The Commission has upheld the exclusion of a proposal from a company's proxy materials in circumstances where proponents have failed to respond within the fourteen day period provided for in Rule 14a-8(f)(1). Wal-Mart Stores, Inc. (March 27, 2001); Target Corporation (March 12, 2001).

For the foregoing reason, the Company believes it may omit the Proposal from the Proxy Materials under Rule 14a-8(d).

2. The Proponent failed to submit an adequate written statement from the "record" holder (Rule 14a-8(b)(2))

The Proponent is not listed as a registered shareholder in the records of the Company. Pursuant to Rule 14a-8(b)(2), the Proponent was required to submit a written statement from the "record" holder verifying that, at the time of submission of the Proposal and Supporting Statement, the Proponent continuously held, for a period of one year, $2,000 in market value, or 1% of the Company's common stock.

Pursuant to Rule 14a-8(f), by letter dated December 17, 2004 (a copy of which is enclosed as Annex B hereto), the Company informed the Proponent of this fact. The letter also informed the Proponent that it had fourteen days from receipt of the letter to submit such a written statement. The notice was sent via facsimile and via UPS on December 17, 2004.

On December 21, 2004, the Company received a letter from the Proponent's "record" holder, AmalgaTrust Company Inc (attached hereto as Annex C). The letter failed to provide any specific dates regarding Proponent's stock ownership or attesting that the Proponent held the requisite amount of the Company's common stock from December 6, 2003 through December 6, 2004, the one year period prior to the date of Proponent's submission. Instead, the "record" holder asserted that the Proponent beneficially held the stock "continuously for at least one year prior to the date of submission of the shareholder proposal." Without any specific references to dates clarifying the parameters of this one year period, the Company is unable to verify that the Proponent held the requisite amount of stock for the required time period. In addition, the fourteen day period for the Proponent's response, provided under Rule 14a-8(f)(1), elapsed on December 31, 2004.

In similar circumstances where proponents have failed to provide an appropriate written response from the proponent's "record" holder within the fourteen day period provided for in Rule 14a-8(f)(1), the Commission has upheld the exclusion of a proposal from a company's proxy materials. See International Business Machines Corporation (January 14, 2002); Eastman Kodak Company (February 7, 2001); Bank of America (February 12, 2001); Eastman Kodak Company (February 5, 2001); Bell Atlantic Corporation (July 21, 1999); Skaneateles Bancorp, Inc. (March 8, 1999); International Business Machines Corporation (December 23, 1997).

For the foregoing reason, the Company believes it may omit the Proposal from the Proxy Materials under Rule 14a-8(b)(2).

3. The Proposal improperly relates to the election of the Company's directors (Rule 14a-8(i)(8))

Rule 14a-8(i)(8) allows a registrant to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." The SEC has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976).

The Staff has consistently held that proposals seeking to foster contested elections are excludable under these grounds. See Citigroup Inc. (April 14, 2003) (proposal seeking automatic inclusion in proxy materials of director nominees from shareholders with holdings of 3% or more held to be excludable); Wilshire Oil Company (March 28, 2003) (similar "Ballot Access" proposal held to be excludable").

The Proposal seeks to foster contested elections by requiring that each individual director receive votes from a majority of the shares entitled to vote in order to be elected. This proposed mechanism effectively transforms a failure to vote, an abstention or a vote withheld into a vote against a board nominee. In lieu of the established procedures for nominating candidates or conducting a Rule 14a-12(c) proxy contest, the Proponent seeks to create a new procedure to exclude nominees that will result in contested elections. In fact, the Supporting Statement explicitly acknowledges the possibility of contested elections if the proposal is adopted.

Indeed, if the Proposal were implemented, from time to time there may be fewer or more directors elected than there are seats available on the Board. Such an occurrence could require that new nominees be put forward, effectively resulting in a "two-step" contested election. Therefore, both directly or indirectly, the Proposal fosters contested elections.

In this respect, the Proposal is comparable to those addressed in Staff interpretations seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. If such a proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect shareholders by imposing disclosure obligations and other procedural safeguards when a shareholder solicits against the company's board nominees. Consequently, on multiple occasions within the past few years, the Staff has concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy material under Rule 14a-8(i)(8). See Cirrus Logic, Inc. (July 18, 2000) (proposal seeking retention of proxy firm to provide shareholders with analysis of all shareholder proposals submitted held to be excludable); see also Gillette Co. (February 25, 2000); Bristol-Myers Squibb Co. (February 24, 2000); Citigroup Inc. (February 24, 2000); Warner-Lambert Co. (February 24, 2000); Equus II Inc. (February 24, 2000); Pfizer. Inc. (February 22, 2000).

More recently, the Staff has held other analogous proposals to be excludable on the ground that they foster contested elections. See, e.g., Visteon Corporation (March 7, 2003) (proposal requesting the holders be offered the choice of voting in the same manner as certain proxy advisors held to be excludable); The Bank of New York (February 28, 2003) (proposal requiring that registrant include 500-word statement by shareholder nominees on why director should be elected held to be excludable).

Similarly, the Proposal does not relate to the Company's general solicitation process, but instead specifically addresses voting on Board nominees at the Company's annual meetings and the Proposal's direct effect is to encourage votes in opposition to the Company's director nominees.

For the foregoing reason, the Company believes it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(8).

4. ***The Proposal is vague and indefinite (Rule 14a-8(i)(3))***

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains impermissibly vague statements and is, therefore, excludable under Rule 14a-8(i)(3). A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992).

The Staff has regularly applied this standard for vagueness in connection with proposals involving the election of directors. See International Business Machines Corporation (January 10, 2003) (proposal requiring two nominees for each new member of the board excluded under Rule 14a-8(i)(3) as vague and indefinite); Dow Jones & Company, Inc. (March 9, 2000) (proposal relating to procedures for the election of directors excluded under Rule 14a-8(i)(3) as vague and indefinite); Organogenesis, Inc. (April 2, 1999) (proposal relating to the procedures for the nomination and election of directors excluded under Rule 14a-8(i)(3) as vague and ambiguous); and Faqua Industries, Inc. (March 12, 1991) (proposal excluded where the meaning and application of terms and conditions in the proposal "would have to be made without guidance from the proposal and would be subject to differing interpretations").

As discussed below, the Proposal is vague and indefinite in important conceptual respects in scenarios in which no director nominee receives the requisite vote or the number of director nominees receiving the requisite vote is insufficient to enable the Company to continue to comply with the listing standards of the New York Stock Exchange (the "NYSE"). The Proposal is also vague and indefinite in respect of the scenario where the number of director nominees receiving the requisite vote exceeds the number of board seats.

Scenario 1. No Director Nominee Receives the Requisite Vote.

It is possible that, if the Proposal were adopted, there could be an election (particularly in the context of a contested election) in which no director nominee receives the vote of a majority of the shares entitled to vote and present in person or by proxy. For example, if there were two slates of three director nominees competing for three seats on the Board and 100,000,000 shares present in person or by proxy entitled to vote on the matter, the outcome of the election could be as follows: Director Nominees A, B and C receive 48,000,000 votes; Director Nominees D, E and F receive 45,000,000 votes; and there are 7,000,000 "withhold authority" votes from all of the Director Nominees. Although the shareholders have clearly voted in favor of a particular slate of directors and only a small percentage of shareholders has withheld support, the Proposal suggests that none of the director nominees would be entitled to seats on the Board.

Although the Proponent has chosen in the Supporting Statement to cite an example in which 99.99% of the votes cast have been withheld, the example above illustrates the same result in the more likely scenario where only a small percentage of the votes cast has been withheld. In such circumstances, the Proposal is unclear and confusing as to the consequences associated with such an outcome.

Scenario 2. An Insufficient Number of Director Nominees Receives the Requisite Vote.

There is a broad range of possible scenarios in which some director nominees would receive a majority of the votes cast, but one or more director nominees would not receive such a majority. If the Proposal were adopted, it is possible that, following an election, certain of the Company's nominees, who have been independent directors, would not receive the requisite vote in the Proposal and, as a result, the Company would no longer be in compliance with the NYSE listing standards.[1]

Despite these NYSE requirements, the Proposal does not specify what, if any, procedures are to be taken by the Company if the shareholders fail to elect a sufficient number of directors who comply with these standards. For example, it is unclear whether the Proponent would require the Company to incur the considerable expense of holding a special meeting of shareholders to vote on new director nominees so as to continue to satisfy the NYSE requirements.

---

[1] Under Section 303A of the NYSE Listed Company Manual, a listed company must have (i) a majority of independent directors, (ii) an audit committee, a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, (iii) an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (which includes additional independence requirements) and (iv) an audit committee with a minimum of three members meeting the NYSE financial literacy requirements and one member having accounting or related financial management expertise.

The circumstances in which some director nominees receive a majority of the votes cast, but one or more director nominees do not receive such a majority, become particularly likely when the number of director nominees exceeds the number of available board seats.

In proposed rules regarding security holder director nominations (Release No. 34-48626), the Commission appears to recognize this problem. The Commission notes that its proposed rule, which would, under certain circumstances, require companies to include in their proxy materials security holder nominees for election as directors, "is drafted assuming that in most cases plurality voting would apply to an election of directors in which the inclusion of a security holder nominee resulted in more nominees than available seats on the board of directors." The Commission sought comment regarding the potential issues that could arise in an election where a company's governing instruments provide for other than plurality voting (e.g., majority voting).

In addition to recognizing the complexities associated with a majority voting requirement, the Commission acknowledges the critical importance of complying with the NYSE rules. The Commission's proposed rules not only require a nominating security holder to represent that the nominee meets the objective criteria for "independence" in the NYSE rules, but they also allow a company to exclude a security holder nominee from its proxy materials if the nominee's candidacy or, if elected, board membership, would violate rules of a national securities exchange. Because the Proposal ignores all of these complexities, the shareholders of the Company will not understand what they are being asked to consider and the Board of Directors of the Company will not understand what they are being asked to implement.

Scenario 3. The Number of Director Nominees Receiving the Requisite Vote Exceeds the Number of Board Seats.

The Proposal is vague regarding the scenario in which the number of director nominees receiving a majority of the shares entitled to vote and be present in person or by proxy exceeds the number of available Board seats. Although the Proposal is entitled the "Director Election Majority Vote Standard Proposal" and there is one reference in the supporting statement to the Proposal being a threshold vote, the Proposal remains vague and indefinite because there is no explanation in the supporting statement that there must be a two-step mechanism of first applying the majority vote threshold and then applying a requirement (left unstated in the Proposal) that the director nominees receiving the greatest number of votes would be elected.

For the foregoing reason, the Company believes it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, Annex B, and Annex C, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 5, 2004.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter in the enclosed self-addressed, stamped envelope.

Very truly yours,



Kathleen E. Shannon

(Enclosures)

cc: Ed Durkin

Annex A

Please see attached.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 212-785-1584]

Kathleen E. Shannon
Senior Vice President & Corporate Secretary
American International Group
70 Pine Street
New York, NY 10270

December 3, 2004

Dear Ms. Shannon:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the American International Group ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's director election vote standard. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 42,500 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of American International Group ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

Annex B

Please see attached.

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

December 17, 2004

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

Ed Durkin
United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, D.C. 20001
Fax: (202) 543-4871

Via Facsimile and Overnight Delivery

Dear Mr. Durkin,

On December 6, 2004, I received a letter from Douglas J. McCarron transmitting a shareholder proposal, on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund"), for inclusion in the American International Group, Inc. ("AIG") Proxy Statement for its 2005 Annual Meeting of Shareholders. Mr. McCarron's letter requested that we direct all correspondence regarding this proposal to your attention.

Please be advised that the Fund has not proved its eligibility in accordance with Securities and Exchange Commission ("SEC") Rule 14a-8. Specifically, the Fund failed to comply with Rule 14a-8(b)(2) and establish its continuous ownership of at least $2,000 in market value, or 1% of AIG's securities entitled to be voted on its proposal at AIG's Annual Meeting for at least one year by the date Mr. McCarron submitted the proposal.

Please also be advised that the proposal exceeds the 500 word limitation imposed by Rule 14a-8(d). Specifically, beginning with "Director election..." and ending with "...director election reform" the proposal contains 502 words by our count, including numbers counted as a single word and hyphenated words counted as two words.

In accordance with Rule 14a-8(f), AIG is entitled to exclude the proposal unless the Fund remedies these procedural deficiencies. The Fund can remedy these deficiencies if, within 14 calendar days of your receipt of this letter, you respond in writing to this letter and (i) submit adequate evidence, such as a written statement from the "record" holder of the Fund's securities, verifying that, at the time Mr. McCarron submitted the proposal, the Fund continuously held the aforementioned amount of AIG securities for at least one year and (ii) resubmit the proposal so that it contains 500 or fewer words in accordance with Rule 14a-8(d).

In the event the Fund elects to cure the deficiencies, AIG reserves the right and may seek to exclude the proposal if in AIG's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety.

Please direct all further correspondence with respect to this matter to my attention at the address set forth above:

Very truly yours,



Kathleen E. Shannon

Enclosure

Annex C

Please see attached.

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527

AMALGATRUST
Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 212-785-1584]

December 21, 2004

Kathleen E. Shannon
Senior Vice President & Corporate Secretary
American International Group, Inc.
70 Pine Street
New York, NY 10270

Re: Shareholder Proposal Record Letter

Dear Ms. Shannon:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 42,500 shares of American International Group, Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 13, 2005

The proposal requests that the board initiate the appropriate process to amend AIG's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that AIG may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Sara D. Kalin
Attorney-Advisor